Exhibit 99.1

Release time Immediate	Date 8 July 2003

PR306g

Comalco Signs Conditional Agreement for PNG Gas

Comalco (Rio Tinto 100%) today announced that it had reached conditional agreement with ExxonMobil (acting on behalf of the Highlands Gas Project) for the supply of gas to the US$750 million Comalco Alumina Refinery project in Gladstone, Queensland.

The parties will now proceed to negotiate a detailed agreement for Comalco to purchase PNG gas through Energex, the Queensland Government owned energy retailer.

The Comalco Alumina Refinery is under construction and on schedule to begin production at the end of 2004, using coal and coal seam methane gas inputs. The refinery’s design allows for the coal-fired generation plant to be converted to gas.

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Lisa Cullimore + 44 (0) 20 7753 2305	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401 Richard Brimelow + 44 (0) 20 7753 2326	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885